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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 11
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 11 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, December 26, 2001, December 28, 2001, January 9, 2002, January 17, 2002, January 22, 2002, January 24, 2002, February 6, 2002, February 8, 2002 and February 13, 2002 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4: The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

        On February 22, 2002, Mentor issued a press release announcing that it had extended the Offer to March 1, 2002. On that same date, Mentor filed a preliminary proxy statement with the SEC relating to the Special Meeting of Stockholders of IKOS to be held on June 12, 2002 in connection with Mentor's proposals to (1) remove all members of IKOS' current board, (2) elect six new directors to fill the vacancies on the IKOS Board resulting from the removal of the incumbent directors, and (3) repeal any provisions of the Bylaws adopted by the IKOS Board subsequent to the last public filing of IKOS' bylaws.

        On February 26, 2002, Mentor issued a press release indicating that the Offer was extended until March 8, 2002 and that it had waived the condition in the Offer that there shall not have occurred any decline in either the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq National Market by an amount in excess of 10% measured from the close of business on December 7, 2001, and filed an amendment to its Schedule TO to that effect. This condition had been impossible to satisfy as a result of declines in the Nasdaq National Market.

        At a special meeting of the IKOS Board on March 4, 2002, the IKOS Board reconsidered the Offer in light of Mentor's waiver of the condition relating to a decline in value of any of the three trading markets indices. Representatives of Needham & Company and Gray Cary were present at this meeting. The IKOS Board noted that the Offer had not been amended to remove the Termination Condition, and that IKOS was still unable to avoid its contractual obligation to pay the $5.5 million termination fee to Synopsys on a termination of the Merger Agreement by IKOS in favor of the Offer. Accordingly, the Board concluded that it was not in the best interests of IKOS stockholders to change the Board's recommendation to IKOS stockholders to reject the Offer as currently pending.

        The IKOS Board recognized that the merger agreement submitted to IKOS by Mentor in executed form on January 16, 2002 as part of the Mentor Proposal, although revocable by Mentor after January 31, 2002, had never been revoked by Mentor, and therefore IKOS could still accept the Mentor Proposal. Accordingly, the IKOS Board considered whether the waiver of the market decline condition applied to that agreement. The IKOS Board concluded that because Mentor had waived the market decline condition in its pending Offer, the waiver would also extend to the same tender offer as amended by the merger agreement proffered by Mentor.

        The IKOS Board then reviewed with management IKOS' business and prospects. Management advised that based on currently available information, the revenue plan during the Measurement Period had recently been revised downward from $67 million to $65 million, with the shortfall in revenues expected for the quarter ending March 31, 2002. The IKOS Board took note that an economic recovery affecting IKOS' customers had not yet materialized and that it was possible that any recovery would not occur in time to impact favorably revenues for the last quarter of the Measurement Period. The IKOS Board recognized that the revenue plan assumed such a recovery will occur. Management advised that IKOS has been adversely impacted by customer deferrals of purchasing decisions as a result of the continuing difficult economy and uncertainty about the identity of IKOS' acquiror and the timing of the acquisition. The IKOS Board also recognized that sales to a limited number of customers account for a high percentage of IKOS' revenues in each quarter, IKOS has historically had a pattern of concentrated shipments in the last weeks of each quarter, and the timing of shipments of one or more large orders can have a significant impact on revenues for that quarter, all of which increase the unpredictability of IKOS' financial results during the Measurement Period under the Merger Agreement.

        Needham & Company then presented an analysis to the IKOS Board comparing the Mentor Proposal to the Merger. This analysis was prepared in the same form as the prior analysis presented in December 2001 comparing the Offer to the Merger and in January 2002 comparing the Mentor Proposal to the Merger, but took into account management's revised revenue plan of $65 million, and analyzed the merger consideration payable in the Merger, assuming Contingent Consideration based on four scenarios, including IKOS achieving management's revised revenue plan of approximately $65 million for the Measurement Period and an increase in backlog of at least $3 million as of June 30, 2002, and IKOS achieving revenue less than plan by 5%, 10% and 25%, respectively, with certain adjustments in assumed change in backlog. The Needham & Company analysis calculated the present value as of March 4, 2002 of the consideration to be paid under the Merger in each of these scenarios using a 13.86% discount rate. The discount rate used represented IKOS' cost of equity reported as of March 4, 2002 prorated for a five-month period ending on August 15, 2002 based on publicly available information from Bloomberg L.P. The Needham & Company analysis also calculated the effective proceeds payable to IKOS stockholders under the Mentor Proposal at various assumed purchase prices of IKOS shares, and assuming that IKOS stockholders would be subject to a long term capital gains tax rate of 20%. The analysis showed that at purchase prices ranging from $8.00 to $10.00 per IKOS share, the effective proceeds payable to IKOS stockholders under the Mentor Proposal would be reduced by an amount ranging from $0.60 to $0.20. The Needham & Company analysis also showed that IKOS stockholders with a purchase price of $11.00 per IKOS share would realize no loss or gain under the Mentor Proposal, and stockholders with a purchase price ranging from $12.00 to $14.00 per IKOS share would realize a loss under the Mentor Proposal, but could realize tax benefits based on an assumed long term capital gains tax rate of 20% that result in an increase in effective proceeds ranging from $0.20 to $0.60. The Needham & Company analysis does not constitute tax advice and was included for illustrative purposes only. The IKOS Board recognized that it was impossible to estimate the tax effect for individual stockholders and that some IKOS stockholders would have an adverse tax effect under the Mentor Proposal.

        Based on management's representations, the IKOS Board believed that the range of possible revenues and backlog presented in the Needham & Company analysis represented a realistic range of alternative scenarios for revenue and change in backlog. The IKOS Board acknowledged that, while it was impossible to predict actual revenues for the Measurement Period, it was unreasonable to expect revenues greatly in excess of management's plan, taking into account that the plan represented in the aggregate approximately 31.8% growth in revenues over the last two quarters of the Measurement Period, with the highest growth expected in the fourth quarter of the period. For purposes of this analysis, Needham & Company assumed, based on management's representations, that IKOS would achieve the PBT target required for the Contingent Consideration at each respective revenue level, so that revenue and change in backlog would be the determining factors for the amount of Contingent Consideration paid under the Merger Agreement. The IKOS Board concluded this assumption was reasonable, based on management's representations.

        IKOS management informed Needham & Company and the IKOS Board that management's revenue plan was prepared solely for internal use, for budgeting and other management decisions, and is inherently uncertain and subjective and susceptible to periodic revision based on actual experience and business developments, and is based on numerous assumptions, including assumptions with respect to product mix, pricing, product costs, planned product introductions, maintenance revenues, demand, changes in the competitive landscape, technological shifts, IKOS' ability to retain its skilled workforce, industry performance and general economic conditions, all of which are difficult to predict, and many of which are beyond IKOS' control. There can be no assurance that IKOS will achieve any of the revenue scenarios set forth in the Needham & Company analysis, actual results could be materially greater or less than any of these scenarios, and the achievement of the plan or any related level of profit before tax is subject to numerous risks, including without limitation, current economic conditions, continued acceptance and development of IKOS' existing and new products, increased levels of competition, technological changes, IKOS' ability to retain its skilled workforce, customer demand, and the potential distraction of management relating to the pending cash tender offer commenced by Mentor. Neither IKOS nor Needham & Company makes any representation as to the ultimate performance of IKOS compared to management's plan.

        The following table sets forth the Needham & Company analysis comparing consideration payable in the Merger in the four revenue and change in backlog scenarios outlined above, to the consideration to be paid in the Mentor Proposal:

Synopsys Proposal for Various Revenue Scenarios vs. Stated Mentor Graphics Proposal
Revenue Plan as of March 4, 2002(2)
($ in thousands, except per share data)

	Plan +$3.0MM	Plan—5% +$3.0MM	Plan—10% +$1.5MM	Plan—25% +$0.0MM
	/_\backlog	/_\backlog	/_\backlog	/_\backlog
Plan Revenue	$65,360	$65,360	$65,360	$65,360
Revenue shortfall	$—	$(3,368)	$(6,736)	$(16,840)
Revenue shortfall as a percentage of last two quarters of Plan	0%	-9%	-17%	-43%
Change in backlog	$3,000	$3,000	$1,500	$—

Total revenue plus /_\backlog	$68,360	$64,992	$60,124	$48,520

Synopsys proposal:
Price per share	$11.51	$10.50	$9.04	$—	(3)
Present value assuming 13.86% discount rate(1)	$10.86	$9.90	$8.53	$—	(3)
Mentor Graphics proposal:
Price per share	$11.00	$11.00	$11.00	$11.00
Percentage incr./decr. over present value of Synopsys' proposal	1%	11%	29%	NM

Notes:

(1)
Present value as of March 4, 2002 of consideration assumed to be paid on August 15, 2002, based on a discount rate that equals IKOS' cost of equity based on publicly available information from Bloomberg L.P.

(2)
Plan revenue based on IKOS management forecasts

(3)
A minimum of $50,000,000 in revenue during the measurement period is a condition to closing

        In this analysis prepared by Needham & Company (1) the consideration to be paid in the Mentor Proposal would be 1% higher than the consideration payable in the Merger if IKOS achieved plan revenues and an increase in backlog of at least $3 million; (2) the consideration to be paid in the Mentor Proposal would be 11% higher than that payable in the Merger if IKOS achieves revenues which are 5% less than plan with an increase in backlog of at least $3 million; (3) the consideration to be paid in the Mentor Proposal would be 29% higher than the consideration payable in the Merger if revenues are 10% less than plan with an increase in backlog of $1.5 million; and (4) the minimum financial performance condition to the Merger would not be satisfied if revenues are 25% less than plan and assuming no change in backlog.

        The IKOS Board recognized that, under the Needham & Company analysis the consideration to be paid in the Mentor Proposal would be slightly higher than that paid in the Merger if plan revenues and an increase in backlog of $3 million were achieved, and significantly higher if IKOS experienced shortfalls from management's revenue plan. The IKOS Board also took note that if IKOS achieved revenues of 25% lower than plan or less, as in the fourth scenario considered in the Needham & Company analysis, the financial performance condition to the Merger would not be met.

        The IKOS Board concluded that there continue to be significant risks associated with the achievement of management's revised revenue plan, and that in particular an economic recovery affecting IKOS customers might not occur in time to impact favorably IKOS revenues in the Measurement Period. The IKOS Board recognized that the consideration paid in the Merger was directly tied to IKOS' performance under the revenue plan, with its associated risks. The IKOS Board concluded that the uncertain merger consideration payable under the Merger, which was expected to be no more than $11.51 per IKOS share before adjustments for present value analysis even if the revenue plan were achieved in full, compared unfavorably to the fixed consideration of $11.00 per share as provided by the Mentor Proposal.

        The IKOS Board also again took note of the significant delay in closing the Merger, which was scheduled to close in August, 2002, compared to the Mentor Proposal, which was scheduled to close in as short time as ten business days after execution of the written agreement by IKOS. The IKOS Board recognized that the Merger Agreement's financial performance condition and employee retention condition continued to pose significant risks of nonconsummation for the Merger, particularly in light of the several months remaining until closing of that transaction. The IKOS Board also considered the analysis of IKOS' proxy solicitor regarding the projected votes on the Synopsys merger which indicated that the Merger Agreement in its current form would not likely be approved by IKOS stockholders while the Offer continued to be pending in its current form and took note that this failure to obtain stockholder approval would result in a failure of a condition to close the Merger. The IKOS Board considered the uncertainty resulting from a no vote on the Merger.

        The IKOS Board then reviewed the remaining conditions to the Mentor Proposal. The IKOS Board took particular note of the condition that there be no litigation pending or threatened by any person (1) challenging or seeking to make illegal the acquisition by Mentor or Purchaser of IKOS Shares or seeking to restrain, delay or prohibit the making or consummation of the Offer or the merger, or (2) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements in connection with the Offer or merger, or seeking material damages in connection with the Offer. The Board recognized that stockholder litigation remained possible prior to the closing of the tender offer, and that a lawsuit by Synopsys, even if without merit, was also possible. The IKOS Board took note that if such lawsuits were pending or threatened, this might cause the no litigation condition in the tender offer to fail. Nevertheless, the Board concluded that, in light of Mentor's many public statements of its expressed intent to close the transaction, it was unlikely that Mentor would fail to close the tender offer as a result of routine stockholder litigation. The IKOS Board also concluded that because IKOS was acting in accordance with the Merger Agreement, Synopsys would have no basis for a lawsuit. Consequently, Synopsys would have limited incentive to litigate after IKOS paid the $5.5 million breakup fee. Accordingly, the IKOS Board concluded that, although the no litigation condition continued to present a risk, based on what the Board knew of Mentor's and Synopsys' intent, it did not present a significant risk of nonconsummation.

        The IKOS Board also reviewed the conditions to the tender offer and merger that the representations made by IKOS be true during the tender period and at the closing of the merger. The IKOS Board took note that the tender offer condition was more rigorous than the equivalent condition in the Merger Agreement, but that it would only be applicable until the tender offer closed in as few as ten business days. The IKOS Board noted that the equivalent condition had not failed since the Merger Agreement was executed in July 2001 and that the risk of failure of this condition seemed relatively low. The IKOS Board reviewed the similar condition to the closing of the merger with Mentor which the Board recognized was an unusual condition for a second step merger. The IKOS Board concluded that failure of this condition was unlikely, and that Mentor would have no incentive to hold a majority-owned subsidiary with public stockholders. The IKOS Board also took into account that this condition would not present any significant risk of nonconsummation in the event 90% of IKOS shares were tendered in the merger with Mentor, given Mentor's right in that case to effect a "short form" merger immediately. The IKOS Board also considered the risks related to required third party consents as a condition to the closing of the merger with Mentor, and concluded that while the condition was unusual, there was limited risk that IKOS could not comply with the condition.

        The IKOS Board concluded that Mentor's wavier of the market decline condition would continue to apply to the tender offer as amended by the written agreement delivered by Mentor. The IKOS Board further concluded that the Mentor Proposal, taking into account the waiver of the market decline condition, while not free from risk of nonconsummation, was more likely to be consummated than the Merger. The IKOS Board determined, after consultation with Needham & Company, that the Mentor Proposal was a more favorable transaction to the IKOS stockholders from a financial point of view. Accordingly, the IKOS Board unanimously determined the Mentor Proposal constitutes a Superior Proposal as defined in the Merger Agreement. Pursuant to its obligations under the Merger Agreement, the IKOS Board authorized and directed management and counsel to provide written notice to Synopsys communicating this determination and the IKOS Board's desire to approve entering into the merger agreement proffered by Mentor on January 16, 2002, and to comply with IKOS' obligations under the Merger Agreement. Under the terms of the Merger Agreement, Synopsys has five business days after receipt of such notification or until 6:00 p.m. California time on March 11, 2002 to make an offer that is at least as favorable to IKOS stockholders as the Mentor Proposal. On such date, if Synopsys has not delivered such an offer to IKOS, IKOS has the right to pay the termination fee of $5.5 million to Synopsys, terminate the Merger Agreement with Synopsys, and execute and deliver the written agreement proffered in executed form by Mentor.

        On March 4, 2002, Gray Cary sent written notice to Synopsys under Section 8.1 of the Merger Agreement notifying Synopsys of the desire of the IKOS Board to enter into the Mentor written agreement proffered in executed form by Mentor on January 16, 2002. On March 5, 2002, IKOS issued a press release announcing that such notice had been delivered to Synopsys.

Item 9. Exhibits

        Amended to add the following:

        (a)(5)(W) Press release issued by IKOS dated March 5, 2002

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated March 5, 2002

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  Item 4: The Solicitation or Recommendation
  Item 9. Exhibits
SIGNATURE